
November 29, 2010

Luther L. Jao
President and Principal Executive Officer
Intelligent Communication Enterprise Corporation
13 Spottiswoode Park Road
Singapore 088640

> **RE: Intelligent Communication Enterprise Corporation**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-10822**

Dear Mr. Jao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter ended June 30, 2010

Item 4T. Controls and Procedures.

1.   We note your November 17, 2010 response to comment three from our letter dated October 25, 2010 is materially different from that provided on November 8, 2010. It appeared from your November 8th response that the changes had been made to your internal control over financial reporting relating to the integration of your finance and accounting functions and the processing of technical accounting matters. However, your November 17th letter indicates that no changes were made to your internal control over financial reporting. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Kevin Timken, Esq.
       KRUSE LANDA MAYCOCK & RICKS, LLC
       Facsimile (801) 531-7091